

Mail Stop 4546

March 8, 2017

Yuval Kwintner
President
Oxygen Therapy, Inc.
202 Lenox Avenue, Unit #1
New York, NY 10027

>   **Re: Oxygen Therapy, Inc.**
>   **Amendments No. 3 and 4 to Registration Statement on Form S-1**
>   **Filed February 21, 2017 and February 23, 2017**
>   **File No. 333-214306**

Dear Mr. Kwintner:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2017 letter.

Fee Table

1.   We note your revised disclosures regarding the changes in the sizes of the primary and secondary offerings. We also note your revised disclosure on the alternate prospectus cover page that the secondary offering prices may range between $0.35 and $1.20. Please update the fee table to correspond to the new proposed maximum offering size and amount.

Prospectus Cover Page

2.   We note the reference to additional information contained on your website. Please file the hyperlinked information. For guidance, see footnote 41 of SEC Release 33-7856 (April 28, 2000).

Risk Factor, page 7

3.   We refer to note 1 to your financial statements on page 50. Accordingly, please revise to clarify the lack of research and development expenses since your inception. In this regard, your disclosure suggests that these efforts have commenced.

Directors, Executive Officers, Promoters and Control Persons, page 26

4.   We note that your website discloses that Ola Soderquist is your Interim CFO. Please revise the prospectus to reflect Mr. Soderquist's role with your company. Also, have Mr. Soderquist sign the registration statement in his capacity as your principal accounting officer, or advise.

Item 15. Recent Sales of Unregistered Securities

5.   We refer to your revised disclosure here and elsewhere regarding the transfer of 49,200 shares to 4,920 individuals. Please indicate the registration exemption claimed for this disposition and state briefly the facts relied upon for the exemption. Refer to Regulation S-K, Item 701(d). We may have further comment upon reviewing your response.

6.   With respect to your revised disclosure regarding the 2,700 shares that are underlying warrants, please disclose the date these warrants were sold. In addition, we note that your revised disclosure in Note 8 to your financial statements also refers to shares that were sold in January 2017. Please update your Item 15 disclosure to reflect your recent sale. Refer to Item 701 of Regulation S-K.

You may contact Christine Torney at 202-551-3652 or Angela Connell, Accounting Branch Chief, at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David Dryer, Esq. - Seyfarth Shaw LLP